19

SOL TRUJILLO, CEO AND PRESIDENT
U S WEST COMMUNICATIONS
ROAD SHOW PRESENTATION
OCTOBER 12, 1995

                                   WELCOME

1)  Title slide

Thanks Dick, and good morning everyone. It's great to be with you... and to be with U S WEST Communications once again.

I've prepared some remarks about our business strategies -- but before I get into that, I want to share my observations about U S West Communications.

Since July, when I was named president and CEO, I've been reviewing every aspect of our operations. I've met with pole climbers and data processors, union leaders and legislators, customers and regulators....

(EXTEMPORIZE FOR 2-3 MINUTES ON THE FOLLOWING:

*     Great company/great industry (1 min.)

*     Service (due to growth) (1 min.)

*     Dividend

                                    AGENDA

2)  Agenda slide

I'm going to cover three major topics today:
1)   BUSINESS STRATEGY;
2)   VALUE DRIVERS; AND
3)   FINANCIAL OBJECTIVES.


                          BROAD BUSINESS STRATEGIES
                           & OPERATING PHILOSOPHIES

3)  Strategy

Let me share our broad business strategy;
and expand on my operating philosophy.

We're going to:
*     BUILD A DISTRIBUTION POWERHOUSE;
       **     leverage our existing network
       **     leverage our connection with
customers
*     OFFER "TOTAL SOLUTIONS"
       **     develop differentiated bundles of products;
       **     use our own and others'; and
       **     offer one-stop shopping PACKAGE
       **     target specific segments and affinities
       AND DELIVER SERVICES
       **     by wire -- and wireless
*     THROUGH CHANNELS OF CHOICE:
       **     to phones, TVs, PCs or any other channel.

4) Metrics to manage

WHAT'S CRITICAL TO MANAGING THIS DISTRIBUTION POWERHOUSE ARE METRICS-- or, the way we measure performance ... every step of the way.

My team and I have established the metrics we'll use to measure performance. Some are traditional; many are new. They include things like:
*     repair calls per technician;
*     cash outlay per customer; and
*     revenue per sales rep.

These drive the metrics you use to evaluate us:
*     operating costs per unit;
*     cash flow growth;
*     earnings per share.

These metrics take the mystery out of the business - - clarifying our expectations of ourselves, and of those who work for us - - right down to the front-line technician or sales rep.

We're using those metrics to establish clear accountability and performance-based rewards.

*     In August, we negotiated the nation's only  "pay-     for-performance"
plan with the Communications Workers of America -- in which a portion of our service reps' compensation is directly linked to how well they "deliver the goods" to our customers.

*     My team and I will have the same kind of     incentive arrangements to
ensure that we're     delivering the goods to you -- the shareowner.

NOW, LET'S CUT TO THE CHASE:
HOW ARE WE'RE GOING TO BEAT THE COMPETITION?

5) Agenda: Value

DRIVING VALUE

THERE ARE SIX VALUE DRIVERS that differentiate U S WEST Communications from competitors. We'll leverage these to drive exceptional performance and increase revenues, margins, cash flow and profits.

I'm going to cover them one at a time...

6) Value Drivers

1) FIRST, WE'RE IN A GREAT REGION. STRONG DEMOGRAPHICS AND ECONOMICS GIVE US A SIGNIFICANT ADVANTAGE VS. COMPETITORS...

     STRONG ECONOMY AND POPULATION GROWTH ARE DRIVING OUR GROWTH TO UNPRECEDENTED LEVELS.
7) Continue to...

* We now rank #2 in the nation in access line growth -- compared with other RBOCs.

*     We're installing nearly 2,000 new access lines     every business day.
That's adding a state the size of Oregon every two years!

*     We're also outpacing our peer average in growth of minutes-of-use.

OUR REGION IS ONE OF THE FASTEST-GROWING IN THE NATION.

     8) 10 of 14 states...

     *     Ten of our states rank in the top 15 of the     country's economic
growth areas.

     *     This is a double-edged sword:
            **     Short-term -- service issues;
            **     Long-term -- not a bad challenge to have.

     *     Breadth of territory cushions us from:
            **     cyclical regional economies; and
            **     regulatory rulings of any one commission.

AT THE SAME TIME, GEOGRAPHY CREATES  NATURAL DETERRENTS TO COMPETITION.
9) Natural deterrents
*     We operate in the least densely populated part of     the country, and
we have fewer of the top MSAs     than most other RBOCs.

*     We have the lowest ratio of business lines to total     lines -- (at
29%) -- so we're less attractive to     competitive access providers.

     **     In fact, out of all the CAPs, there are only          3 that have
had an impact on U S WEST.          And they've taken less than 1% of our
    business.

10) Map
* Take a look at this. This map demonstrates that we're virtually excluded from the targeted builds for MCI Metro.

11) Cluster chart
We're also protected from early entry from cable competitors by virtue of geography.
       **     There are only six cable clusters of 100K subscribers in our region.
       **     Ameritech and Bell South each have 18
       **     PacTel -- essentially a single state RBOC -- has nearly twice as many as we do.

Because cable companies in our region lack economies of scale, they'll have a harder time providing competitive services. WE TAKE NOTHING FOR GRANTED. AND WE'RE READY FOR COMPETITORS WHEN THEY DO COME. But -- we think competitors will go after other markets long before they try to enter ours.

12) Value drivers..
OUR SECOND VALUE DRIVER IS OUR CONNECTION WITH CUSTOMERS.

OUR NETWORK CONNECTION DIFFERENTIATES US FROM MANY OF OUR COMPETITORS AND GIVES US A POWERFUL DISTRIBUTION CAPABILITY...and a significant and sustainable competitive advantage.

13) Our connection..
*     We have wires going into nearly 10 million homes.
*     We have 4 million business connections; and
*     we're physically linked to more than 25 million customers.

No one else has the same direct, two-way access to customers. We touch every customer -- every day with our products. That builds strong brand awareness and creates a powerful customer franchise.

WE ARE EXPERTS AT MANAGING COMPLEX NETWORKS AND DELIVERING BILLIONS OF BITS OF INFORMATION TO MILLIONS OF CUSTOMERS. That expertise gives us a tremendous edge in connecting customers to the much bigger world of information, data, entertainment and electronic commerce.

OUR CONNECTIONS ALSO PROVIDE US WITH CRITICAL INFORMATION ABOUT CUSTOMERS. We get demographics, psycho graphics, firmographics... And we can monitor and track actual purchase behavior.

Building on that customer connection, we:
*     focus on individual customer needs;
*     understand their habits and affinities;
*     develop segment-specific product packages; and
*     deliver products that are differentiated, and profitable.

14) Collateral
Here are some examples:

1)     Parent/Teacher Exchange: provides service and     voice mailboxes to
schools.
     **This has driven parents' penetration of Voice Messaging Service up to 40%;

2) On Campus Products: a new concept targeting the special needs of the college market; and

3)     Home Office: bundles of products for the growing     number of
customers who work at home.
**     We get 2,000 inquiries per day from potential home office customers.

With these and other products, we build on a core competency -- our strong connection with customers -- to provide a differentiated service. More important, we give customers exactly what they want.

     It may seem odd to talk about building customer loyalty and giving customers what they want -- especially in light of our service issues. So, let me address that issue head on:

I'm convinced that our competitive advantage depends on service, customer retention, and a strong customer franchise.

15) Service Quality
 ...SO MY FIRST PRIORITY IS TO IMPROVE CUSTOMER SERVICE AND MEET (AND EXCEED) OUR SERVICE COMMITMENTS.

I am adamant about this!

This is a serious issue -- and I don't want to minimize it. But I do want to put it in perspective. We're showing significant improvement in:

16) Improve svc...

*     access to our business and repair offices; and
*     our number of held orders.

As you can see, our residential customers had problems with access to our business offices in the summer of '94 -- that's shown by the red trend line. The bars show that in '95 we've improved significantly and we're operating at or near our target range.

Although the seasonal trend in held orders continues -- especially during peak summer months -- we've made improvements in 1995. It's important to note that total held orders are less than one-tenth of one percent of total access lines in service.

We're working hard to meet service quality objectives; in fact, service improvement is at the core of all the work we're doing today -- from the business office to the boardroom.

We're going to have the delays fixed -- and our re-engineering fully implemented -- by the end of 1997. -- That's my commitment.

17) Soft dial tone
In addition, we're installing systems and technology that will improve service; in fact, we're a national leader in deploying soft dial tone. Today, about 60% of our customers can activate phone service by simply plugging in a phone and calling their service center.

This is another example of how our connection to customers gives us a competitive advantage. By the time we see significant cable entry into our region, the vast majority of our customers will be connected to soft dial tone
 .

We think the choice will be easy:

*     Connect with U S WEST for immediate access;
*     Or, wait two or three days for a cable installer truck to roll

That leads me to my third point:

18) Value driver:
WE'LL DRIVE VALUE WITH AGGRESSIVE STRATEGIES FOR GROWTH.

We're aggressive players in the marketplace. There's that old saying -- if you're not the lead dog, the scenery never changes. Well -- we're going to be a lead dog.

We're:
*     defending against competitive entry;
*     building revenues with new, value-added     products; and,
*     expanding into new, high-growth markets.

19) Defend and Build..
WE'RE PREPARED FOR COMPETITIVE ENTRY.

We're installing sophisticated marketing accounting systems to track share, monitor competitors --and develop predictive models of various competitive and regulatory scenarios.

We're allocating resources to build brand equity, and to strengthen our customer connection.

We all know it costs more to recruit a new customer than to keep one. So we're paying a lot of attention to the 25 million people we serve now.

We're going to develop and deliver unique customer-retention packages, and defend our territory -- market by market -- segment by segment -- customer by customer.

20) New products...
WE'RE DRIVING REVENUE GROWTH BY SELLING NEW PRODUCTS TO EXISTING CUSTOMERS

We've already demonstrated our ability to develop and deliver new products.

* With Caller ID, we achieved an average penetration rate of 12% -- in excess of 15% in some markets -- compared with an RBOC average of 11%;

* With Voice Messaging, our penetration rate is 13% vs. a 10% peer average; and

*     We have a penetration rate of nearly 40% for Call Waiting.

* We're also the #1 RBOC in marketing high-speed data services to businesses. Through our !NTERPRISE Networking Services, we have more than 50% of the local exchange carrier frame relay market -- not just in our region -- but nationally!

WE ALSO HAVE OTHER NEW PRODUCTS IN THE PIPELINE:

* Long Distance Caller ID, -- which we'll roll out later this year, enables you to see who's calling long distance.
**    When this product was introduced in Canada, Caller ID penetration more than doubled -- to 25%.

* U S WEST Communications is about to roll out Call Waiting ID. This lets you identify who's calling you long-distance when you're already on the phone with someone else. We're the first RBOC to package these products -- and the
first-     to-market with this new customer solution.

21) New product     Our new-product revenue grew at a 70% rate last year-- and that's driving our total revenue growth above our peers'. Based on sales of these and other products, we expect even further improvement in revenue trends when we're allowed to enter new markets.

22) Market icons
WE'RE READY TO MOVE INTO THESE NEW, MORE PROFITABLE MARKETS. These products are important for two reasons:

* We can package them together for customers -- who want convenient access to products and services; and.

*     They provide incremental revenue and EBITDA growth.

23) New market opps
Let's take a look at the size of these new opportunities.

While local exchange business is the logical point of entry against us -- these new markets are growing much faster than traditional local exchange business...
*     Long distance -- approximately 2x local growth;
*     Cable -- nearly 3x local growth;
*     And even bigger opportunities in wireless and data.

24) Regional opp.     In our 14-state region, people spend more than $10
billion annually... most of which is incremental opportunity.

LET ME UPDATE YOU ON SOME OF OUR INITIATIVES:

25) Data...     FIRST, DATA:
The data market is an incredible opportunity for us, -- and we project average annual growth in data services of 50%.

Our !NTERPRISE Networking Services group has built annual revenues to nearly $100 million in just three years. !NTERPRISE provides high-speed data communications and network services, like Frame Relay, where ports in service have more than doubled in the last 12 months.

Just yesterday, we announced the roll-out of !NTERACT -- the first barrier-free computer networking service. We're offering this service in partnership with a team of cyberspace all-stars -- including Microsoft, Netscape, Lotus and Cisco. !INTERACT will make the whole world a Local Area Network -- making it easier to telecommute, access the Internet and conduct secure electronic transactions over our network.

We see strong growth opportunities for this business as more and more consumers gain access to networks and servers.

26) Long distance     LONG DISTANCE
Long distance creates another opportunity for incremental revenue.

*     In our region today, customers pay interexchange carriers about $6
billion annually for long-     distance services. That's about 50% more than
they currently spend with us for local service.

* Because 40% of toll calls originate and terminate within our 14-state territory -- and because we have a network already in place -- we think we'll get a healthy share of that market.

We plan to enter the interLATA long-distance market as soon as we can under terms of the pending legislation -- because customers will demand packaged services from a single provider. We're considering a variety of entry strategies, including partnership, resale or other options.

27) Toll
INTRALATA TOLL PRESENTS A DIFFERENT CHALLENGE.
Like all RBOCs, we've suffered initial share losses from increased
Dial-Around.

But we've fought back with aggressive customer-retention and marketing strategies --

28) Toll trends
As a result, our intraLATA toll losses have stabilized over the past six months, and -- as you can see -- our intraLATA revenue and minutes-of-use are growing.

29) Wireless     WIRELESS
Another promising market, wireless communications, is projected to achieve 40% penetration nationally by 2004. We plan to participate in this market and expect to bid on the 10MHZ licenses early next year.

Our strategy is simple. We'll offer:
*     Integration with wireline service;
*     One provider, one service, one bill, one telephone number;
*     An inexpensive product that's easy to use; and
*     Metro-wide coverage with the option to roam outside the metro area.

Once again: We leverage the customer connection. We respond to customer needs and deliver enhanced packages of services. Economies of scale from integrating with our wireline facilities -- and operating and billing systems -- promise value and margins.

In addition, we'll serve as a wholesaler of wireless services, which will provide sufficient volumes for competitive pricing.

 ..And we'll drive incremental revenues from another new market.

CABLE TV
Cable TV offers yet another exciting growth opportunity for U S WEST Communications. We're testing new cable services in Omaha with TeleChoice. This trial is progressing well and has provided convincing evidence that video is an attractive market for us.

30) TeleChoice
*     Early users have told us:
       **     the picture's better;
       **     the choice is greater;
       **     the pay-per-view movies are great; and
       **     the installation went smoothly.

After a single open house and product demonstration -- 25% of residents in a large apartment building signed up with TeleChoice. That's with no special deals; no introductory pricing; no formal advertising. Those customers "got the picture" -- and frankly, ours was better.

Despite two major in-market competitors, we captured a 5% penetration rate of cable homes in only four weeks -- and that was before our marketing efforts really kicked in.

That tells us:
*     the U S WEST brand supports credible video entry.

We've also learned that the technology is still evolving. So, for the time being, while we assess what we're learning in Omaha -- and from the Media Group's experience with Time Warner and the Atlanta cable properties -- we've delayed our video dialtone applications for other cities.

In the meantime, we'll continue to explore alternative technologies, --such as MMDS, DBS and ADSL -- to support cost-effective delivery of multimedia packages to our customers.

31) Value drivers
THE FOURTH VALUE DRIVER -- AND ANOTHER IMPORTANT DIFFERENTIATING FACTOR -- SYNERGIES WITH THE MEDIA GROUP.

32) Media Group
Our relationship with the Media Group has also strengthened our strategies for defending against competitors. We've seen how they view their markets and how they plan to attack them.

We'll benefit from their experiences in:
*     Video cable/telephony in the UK;
*     Wireless (PCS in U.K.); and from their
*     Insights into competitors ..

We'll both benefit from knowledge and skill transfer.

33) Value drivers
OUR FIFTH VALUE DRIVER IS IMPROVED PRODUCTIVITY. We're driving to become the low-cost provider, and have competitors benchmarking against us.

In the near term, we're going to upgrade the network while we continue our commitment to reduce costs through improved efficiencies.

We've already achieved higher productivity levels than our peers.

34) Productivity
* Our costs per unit have been declining, despite an inflation rate of 2-3% and a growth rate of 4-5%. This equates to ongoing, annual productivity improvements of about 7% - 8%

* At the end of last year, we moved from the fourth-ranked position to #2 among the RBOCs.

* The number of employees per access line is also declining -- and will continue to drop with the full implementation of re-engineering.

35) Re-engineering
We're making good progress to that end:
* By early August, we had successfully consolidated 560 centers into just 26 "super centers."

*     Nearly 60% of our customers are served by soft dial tone, which saves us
the cost of an installer     visit every time we activate phone service for
those customers.

* By the time our re-engineering is fully implemented at the end of 1997, we expect to reduce annual employee-related expenses by $400 million. This reduction will help offset the impact of inflation.

* Re-engineering will also improve our capital efficiencies. By 1997, we expect to achieve a 10% improvement -- with a long-term goal of 20%.

So, our re-engineering efforts will pay off on three fronts:
*     improved service;
*     reduced costs; and
*     lower capital.

36) Value Driver
OUR SIXTH AND FINAL VALUE DRIVER IS TO ENSURE FAIR REGULATORY AND LEGAL
TREATMENT.

 Public policy is a critical driver -- and a critical component of cash generation.

 37) Public Policy
 Our public policy efforts focus on a few key areas:
*     Capital recovery;
*     Pricing flexibility; and
*     Regulatory reform.

 We are an industry leader in addressing the importance of capital recovery and its impact on cash flow. U S WEST Communications was the first RBOC to discontinue FAS 71 two years ago. We continue to make progress with regulators to resolve capital recovery issues before moving to price regulation.

 Since the beginning of 1994, we have successfully negotiated for $200 million in incremental recovery. Our challenge is to maximize cash recovery -- with an additional potential of about $600 million.

38) Pricing flexibility
 Strategic pricing, including increasing the monthly residential local service rate, is also key to our public policy strategy. Our goals in this area are to:
*     increase average residential monthly rates by about 18% to better
reflect their costs;     and --
 *     phase down subsidies existing between:
       **     urban and rural customers; and
       **     business and residence customers.

We'll drive this on a variety of fronts, including:
*     price increases through rate cases;
*     targeted toll discounts; and,
*     deaveraging.

39) Promote reform...
 We're also working hard to ensure passage of the Federal legislation, which will help us compete on an equal footing with likely competitors. Some of the key initiatives enabling our business strategies include:
 *     interLATA relief;
 * flexibility in entering cable/entertainment markets within our 14-state region; and
 *     movement from rate-of-return to price regulation.

 We'll also continue to enter and exit markets based on our ability to provide the services customers want at an attractive return. For example, since 1993, we've sold more than 170 exchanges representing 140,000 access lines -- and generated more than half a billion dollars in cash. Additional sales planned for the last quarter of this year should generate another $220 million in cash.

These and other initiatives have driven solid financial performance for U S WEST Communications. Now, let me cover our financial trends and objectives.

40) Agenda
FINANCIAL PERFORMANCE & OBJECTIVES

41) Historical perf.     Over the last two years, our top-line growth and
EBITDA growth exceeded the average of other local exchange carriers. Net income growth was a full 500 basis points better than their average. In fact, we've ranked #1 or #2 in each of these categories for the last two years.

Let's take a look at our trends:

42) Trend data:
REVENUE:

From 1992 through 1994, our compound annual growth rate for revenue was 4% vs. an RBOC average of 2.7%. Through the first six months of 1995, we were increasing revenue at a running rate of about 3% -- vs. an RBOC average of 2%.

With our aggressive strategies to:
*      defend against competitors;
*      develop and market new products -- and;
*      enter more profitable markets --
 ...we believe we can continue to drive solid revenue growth....

43) Expense     EXPENSE:

Over the past two years, expenses have increased 2.6%. As a percentage of revenue, however, they've dropped 200 basis points

In the first half of this year, our expenses increased 2.6% -- higher than the average RBOC.

* We deliberately increased expenditures for contract labor and overtime to meet customer demand and improve service.

* It's important to note that these costs don't reflect any fundamental weakness in our earnings capacity. They're short-term in nature -- and they'll be reduced when we complete our re-engineering.

We're working to drive ongoing reductions in expense as a percentage of revenue through 1997, when re-engineering is fully implemented.

*     Beyond that, our goal is to hold expenses flat,     absorbing inflation
and core business growth.

44) EBITDA Growth     EBITDA GROWTH:

From 1992 through 1994, we achieved a compound annual growth rate of 6.5% -- compared with an RBOC average of 4%. Even with increased expenses for contract labor and overtime this year, we're keeping pace with our peer average.

Looking ahead, we believe increases in revenue and reductions in expense will drive continued strong EBITDA growth....

45) Net Income
NET INCOME

For the past two years, we've achieved a compound annual growth rate of 8.6% in net income -- compared with an RBOC average of 3.6% Year-to-date, that growth rate has moderated -- as a result of our G&A investment in service quality. However, if you normalize results for these incremental expenses, earnings would have grown in excess of 10% for the first half of this year.

Once we fix our service issues and complete re-engineering, we expect to drive significant improvements in net income....

46) Capital
CAPITAL:

In the past two years, annual capital expenditures have been in the $2.2 to $2.5 billion range. Near term targets will remain in that range.

Within a few years, our goal is to have capital levels stabilize around $2 billion.

47) Financial flex...     Our financial performance has resulted in solid AA-
credit ratings and a strong balance sheet. Recent positive performance continues to drive improvement of balance sheet metrics, such as pre-tax interest coverage and the debt ratio. This affords us the financial capacity and flexibility to consider strategic investments that many competitors would have to forego.

SUMMARY

48) Summary/value
In short, we've delivered solid financial results to our shareholders. We'll continue to drive improved revenue, margins, cash flow and earnings with the value drivers I discussed earlier:
*     attractive territory;
*     connections with customers;
*     aggressive marketing strategies;
*     synergies with U S WEST Media Group
*     operations efficiencies; and
*     a fair regulatory and legal environment.

This commitment to driving value, coupled with our strong financial picture means two things for our shareowners:

*     First, an improved net cash flow position that     enhances shareowner
value through
*     a solid dividend; and
*     sustained earnings growth.

And second, a stock performance that provides an     attractive return and a
competitive yield.

49) logo
Any way you look at it, U S WEST Communications is delivering the goods:

-- exceptional products and services to customers;

-- and exceptional value to shareowners.

Thank you.

50) USWC mgt.
In the time remaining, I'd like to introduce my team -- and we'll answer any questions you might have:

* Tom Bystrzycki, our Executive Vice President of Operations and Technologies. He's accountable for network service quality and repair, our re-engineering effort, operations productivity and capital projects.

* Catherine Hapka, our Executive Vice President of Markets. She's accountable for marketing, sales, customer service and new business ventures. She's also charged with strategic planning and resource allocation.

* Bob Hawk, President of the Carrier Division. Bob provides leadership in managing relationships with our largest customers -- interexchange carriers, wireless companies and telephone companies..

* Jim Helwig, our Chief Financial Officer, is charged with driving financial strategy, including planning and analysis, cost reduction, capital recovery, and investor relations.

* Jim Stever, Executive Vice President for public policy. He's working to ensure competitive parity on regulatory and legislative fronts.

I hope you get the chance to talk with them. They're key value drivers for the Communications Group -- and they'll be available during lunch to share their perspectives on U S WEST Communications.

Q&A

Thank you for your time and continued interest in U S WEST Communications.

48) logo